August 19, 2005

Via U.S. Mail and Telecopier #(202) 772-9209

Ms. Cicely Luckey, Accounting Branch Chief

Division of Corporate Finance

Mail Stop 4561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capital Realty Investors, Ltd. (the "Registrant")
Form 10-KSB for Fiscal Year Ended December 31, 2004
File No. 000-13523
Filed March 31, 2005
Form 10-QSB for Quarterly Period Ended March 31, 2005
File No. 000-13523
Filed May 12, 2005

Dear Ms. Luckey:

I am writing in response to your letter of July 14, 2005 concerning comments of the Commission with respect to the Form 10-KSB for fiscal year ended December 31, 2004 and the Form 10-QSB for the quarterly period ended March 31, 2005 filed by the above-listed Registrant. The two comments are set forth in boldface type below for your convenience.

New Accounting Pronouncement

1.

Tell us how you considered the guidance of paragraph 5 of FIN 46(R) in determining that your investments in local limited partnerships do not represent investments in VIEs. Include in your response a discussion of how the fact that an affiliate of your Managing General Partner is also a general partner of each local partnership factored into your analysis.

Background:

The Registrant was formed as a Maryland limited partnership in 1983 to invest in other existing and already operating partnerships that own multifamily rental housing complexes (hereinafter, "local partnerships"). The local partnerships were formed by individuals or entities unrelated to the Registrant (or any of Registrant's affiliates). Such

Ms. Cicely Luckey

August 19, 2005

unrelated parties continued to act as the managing general partner(s) of the local partnerships after the investment by the Registrant (and Registrant's affiliate). The Registrant acquired limited partner interests in the local partnerships. At the time of each such investment, an entity affiliated with Registrant's Managing General Partner also acquired a nominal general partner interest in the local partnership (usually a 0.01% interest, up to a 2.01% interest) for the purpose of acting promptly in the event of the bankruptcy, dissolution, death, incompetence, withdrawal or removal of an unrelated general partner, so as to prevent dissolution of the local partnership. It is important to note that neither the affiliated general partner nor any existing unaffiliated general partner received any development fees or other similar fees considered to be a return of capital at or near the time of Registrant's initial investment in the local operating partnerships. Thus, each partner is considered a holder of equity investment at risk.

FIN 46(R):

Paragraph 5 of FIN 46(R) provides that an entity shall be subject to consolidation if, by design, one of the three conditions set forth in subparagraphs a, b or c thereof exists. Accordingly, the Registrant performed an analysis of its initial investments in local partnerships for each of the tests set forth in paragraph 5, evaluating minimum equity at risk considerations and controlling financial interest considerations. Registrant's concluded that none of the conditions exists so as to require consolidation in accordance with the provisions of FIN 46(R), as discussed in detail below.

Subparagraph a.

Subparagraph a. requires consolidation under FIN 46(R) if the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. In determining the total equity investment at risk, the Registrant considered each of the subparagraphs (1) through (4). Subparagraph a. refers to paragraphs 9 and 10 regarding the amount of equity at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support. Paragraph 9 provides that an equity investment at risk of less than ten percent (10%) of the entity's total assets shall not be considered sufficient (unless the equity investment can be demonstrated to be sufficient). Paragraph 10 indicates that some entities may require an equity investment at risk greater than ten percent (10%), especially if it engages in high-risk activities, holds high risk assets, or has exposure to risks that are not reflected in the reported amounts of the entity's assets or liabilities. Each of the local limited partnerships in question owns a multifamily rental housing complex subject to a non-recourse mortgage loan. The local partnerships are not engaged in a high-risk endeavor, so the Registrant determined that paragraph 10 does not apply.

Ms. Cicely Luckey

August 19, 2005

Accordingly, the Managing General Partner of the Registrant selected a sample of its investments in local partnerships and compared the total equity investment at risk in the local partnerships to the total assets of the local partnerships at the time of the initial investment. The structure of all of the Registrant's investments in local operating partnerships is identical in all relevant respects, so sampling was deemed appropriate. In each case, total equity at risk exceeded ten percent of such local partnership's total assets. Each local partnership is therefore considered to have sufficient equity at risk to permit such local partnership to finance its activities without subordinated financial support in addition to the equity investment.

Moreover, in accordance with paragraph D31 of appendix D of FIN 46(R), each of the local limited partnerships in which the Registrant invested satisfied the customary underwriting standards of an independent financial institution or governmental housing authority when it obtained permanent mortgage financing for the rental housing complex it owns. This fact further indicates that the local partnerships were adequately capitalized at the time of the investment, as the lenders would not have advanced the funds for the mortgage loans if they anticipated that additional financial support would be needed (other than as provided by such lender and, in some cases, mortgage loan insurance or other governmental subsidies required as a condition of the financing).

Accordingly, the total equity at risk in local limited partnerships is deemed to be sufficient in accordance with paragraph 5.a.

Subparagraph b.

Subparagraph b. sets forth three characteristics of a controlling financial interest. If, as a group, the holders of the equity investment at risk lack any one of the characteristics, the entity will be considered a VIE subject to consolidation.

The first required characteristic is that the holders of equity investment at risk have the ability, as a group, to make decisions about the entity's activities that have a significant effect on the success of the entity. The local partnership general partners, by virtue of their status as general partners, have the necessary decision-making authority. Each local partnership general partner had equity at risk at the time of Registrant's initial investment. Accordingly, as a group, the holders of the equity investment do not lack this characteristic.

The second required characteristic is the obligation to absorb the expected losses of the entity. Each local limited partnership allocates its operating losses, if any, proportionally among its partners. The holders of equity at risk are not directly or indirectly protected from local partnership operating losses. No entity or affiliated party guarantees the holders of the equity at risk a return on the value of local partnership assets. As a group, the holders of equity investment at risk do not lack this characteristic.

Ms. Cicely Luckey

August 19, 2005

The third required characteristic is the right to receive the expected residual returns of the entity. Each partner of the local partnership has the right to receive returns of the local partnership on sale or refinance. None of the local partnership governing documents cap the right of return to equity investors at risk, nor does any arrangement with other variable interest holders or the entities themselves. Accordingly, as a group, the holders of the equity investment at risk do not lack this characteristic.

Therefore, the holders of the investment at risk, as a group, do not lack any of the three above-listed characteristics.

Subparagraph c.

Subparagraph c. sets forth two additional circumstances under which equity investors as a group are considered to lack characteristic b.(1) above. As the clauses describing the circumstances are joined by the conjunction "and", rules of interpretation mandate that both circumstances must apply. Clause (ii) is applicable if substantially all of the entity's activities involve or are conducted on behalf of an investor that has disproportionately few voting rights. This is not the case with the local limited partnerships in which the Registrant is invested. Substantially all of each local partnership's activities involve operating a multifamily rental housing complex. The nature of the activities being performed by the local operating partnerships has no similarity to the activities of Registrant. The Registrant, as a passive limited partner in the local partnerships, is not itself involved or engaged in the housing activities. Moreover, no local partnership conducts activities to provide financing or to purchase assets for the Registrant. Accordingly, as the circumstance set forth in clause (ii), does not apply, it is not necessary to consider clause (i).

Thus, the equity investors as a group do not lack the characteristics required in paragraph 5.c.

Conclusion

As a result of the analysis above, the Managing General Partner of the Registrant has concluded that the local partnerships are not variable interest entities subject to consolidation by the Registrant under the provisions of FIN 46(R).

Ms. Cicely Luckey

August 19, 2005

Exhibit 99 Reports of Other Auditors

2.

With respect to the audits performed of your limited partnerships tell us how you considered PCAOB Release 2003-007 and the fact that under this rule, "all U.S. public accounting firms must be registered with the Board if they wish to prepare or issue audit reports on U.S. public companies, or to play a substantial role in the preparation or issuance of such reports, after October 2, 2003." Additionally, tell us how your other auditors considered the need to refer to PCAOB audit standards in their reports in accordance with PCAOB AS#1.

In accordance with PCAOB rules and guidance, the auditors of private local partnerships would only be required to be registered with the PCAOB if they audited over 20% (in the aggregate) of the assets or revenues of the Registrant, or if their services exceeded 20% of the total engagement hours or fees provided by the auditors of the Registrant. The Registrant analyzed each of its local partnership investments to determine whether the 20% threshold was achieved for 2004 and, when so, validated via the PCAOB website that the respective public accounting firm was registered.

Historically, the Registrant has included the audit opinions of each of the local partnerships’ public accountants as exhibits to its Form 10K filings, irrespective of the significance to the Registrant’s activities. All such opinions were again included in the 2004 10K filing. The public accounting firms achieving the 20% threshold discussed above, while indeed registered with the PCAOB, issued what they believed to be the appropriate audit opinions for private, non-public local partnership entities.

In responding to the Commission's comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cicely Luckey

August 19, 2005

If you have any further question or comment, please feel free to communicate with me or, in my absence, with Melissa Lackey of this office, who is General Counsel for the Registrant's Managing General Partner.

Yours truly,

/s/ H. William Willoughby

H. William Willougby

Principal Financial Officer